UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[  X   ]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                       For the fiscal year ended December 31, 1999

                                           OR

[      ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


                 For the transition period from __________ to __________

                       Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan
                           for Represented Employees


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN
FOR REPRESENTED EMPLOYEES


Financial Statements
December 31, 1999

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

INDEX
--------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT ACCOUNTANTS............................................1

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits.....................2

         Statement of Changes in Net Assets Available for Benefits...........3

         Notes to Financial Statements...................................4 - 7

SUPPLEMENTAL SCHEDULES:

         Assets Held for Investment Purposes.................................8

         Reportable Transactions.............................................9

                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

Stamford, Connecticut
June 26, 2000

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                          1999            1998
                                                      ------------- ------------
ASSETS:
    Investments.......................................$  5,439,137  $  2,680,031
                                                      ------------- ------------

    Receivables:
          Employee contributions......................      57,829        22,834
          Employer contributions......................      17,378         4,610
                                                      ------------- ------------

              Total receivables.......................      75,207        27,444
                                                      ------------- ------------

NET ASSETS AVAILABLE FOR BENEFITS.....................$  5,514,344  $  2,707,475
                                                      ============= ============
































                 See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------



ADDITIONS:
    Investment income.............................................  $    124,426
    Employee contributions........................................       872,336
    Employer contributions........................................       180,518
    Rollover contributions........................................       125,996
    Transfer from other plan......................................     1,660,018
                                                                    ------------
         Total additions..........................................     2,963,294

DEDUCTIONS:
    Withdrawals...................................................       502,611
    Administrative fees...........................................         4,830
                                                                    ------------
         Total deductions.........................................       507,441

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS...........       351,016
                                                                    ------------


         NET INCREASE.............................................     2,806,869

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period...........................................     2,707,475
                                                                    ------------

    End of period.................................................  $  5,514,344
                                                                    ============

























                 See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") was established on January 1, 1987. The Plan is a defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual").

         On July 31, 1998, the Company completed the acquisition of the American Crane Corporation ("American Crane"). The American Crane employees covered by a negotiated collective bargaining agreement became eligible for participation in the Plan during February 1999. Assets valued at $1,660,018 were transferred into the Plan from the American Crane Corporation Savings and Investment 401(k) Plan.

         On August 26, 1999, the Company completed the acquisition of Cedarapids, Inc. ("Cedarapids"). The Cedarapids employees covered by a negotiated collective bargaining agreement became eligible for participation in the Plan during September 1999. Prior to September 1, 1999, Cedarapids employees participated in the Raytheon Savings and Investment Plan (the "Raytheon Plan"). All amounts contributed by Cedarapids employees to the Raytheon Plan are to remain in the Raytheon Plan until directed otherwise by each individual Cedarapids employee.

         In addition to the American Crane and Cedarapids employees, participants of the Plan are the hourly-rate employees of the Company's PPM Cranes ("PPM") Unit, Unit Rig division ("Unit Rig"), the Terex
         Parts Distribution Center ("Southaven"), and the former Bowerston Division of Simon Access ("Bowerston"), which was closed subsequent to the acquisition of the business on April 7, 1997. Investments of the former Bowerston employees remain in the Plan, however, there are no additional employee or employer contributions being made. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to participant contributions, employer contributions and loans to participants. The general provisions for each location are discussed below.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Participant Eligibility- Employees at Unit Rig are eligible to participate in the Plan after they complete six months of service, employees at Southaven and PPM are eligible to participate after three months of service. Employees at American Crane and Cedarapids are eligible to participate in the Plan on the date on which they perform an hour of service as an employee.

         Participant Contributions - Participants at Unit Rig may contribute up to 20% of their compensation, participants at Southaven, PPM, American Crane and Cedarapids may contribute up to 16% of their compensation. Contributions may be in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service regulations in 1999 was $10,000. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1.       DESCRIPTION OF THE PLAN (continued)

         Employer Contributions - The plan in effect at Unit Rig does not provide for Terex to match any portion of employee contributions to the Plan. The plan in effect at Southaven provides that Terex will match 50% of the first 6% of the employee's salary that is contributed to the plan. The plan in effect at PPM provides that Terex will match 50% of the first 5% of the employee's salary that is contributed to the plan. The plan in effect at American Crane provides that Terex will match 50% of the employees contribution, the company match shall not exceed $675 in any Plan Year. The plan in effect at Cedarapids provides that Terex will match 100% of the first 4% of the employee's salary that is contributed to the plan. The terms of each division's collective bargaining agreement provides that the Company may make, in its sole discretion, supplementary contributions. All Company contributions are made in Terex Common Stock.

         Vesting - All participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants at Southaven, PPM, American Crane and Cedarapids vest in the employer matching contributions after one year of eligible service. Participants employed at Bowerston on April 7, 1997 are fully vested in employer contributions. Bowerston participants hired after April 7, 1997 but prior to the closure of the facility vest in employer contributions after one year of eligible service. The vesting period for supplemental contributions is determined by the Company at the time of contribution.

         Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

         Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined by the Plan, or upon attainment of age 59-1/2.

         Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees Summary Plan Description. This booklet is available from the Company.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

      Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

      Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

      Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS

      Investments of the Plan are held and managed by Mass Mutual. The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                        ------------------------
                                                           1999           1998
                                                        ----------- ------------
       Mass Mutual Group Annuity Contract Fixed Fund....$ 1,483,252  $ 1,047,802
       Mass Mutual Value Equity Fund....................    556,833      219,832
       Mass Mutual Growth Fund..........................    616,646      100,701
       Mass Mutual Blue Chip Fund.......................    347,908            -
       Terex Corporation Common Stock *.................    633,745      536,196
       Loans to Participants............................    507,217      265,965

           * Nonparticipant directed


      During 1999, the Plan's investments appreciated (depreciated) in value by $351,016 as follows:

              Mutual funds.................................. $       353,302
              Common stock..................................          (2,286)
                                                             -----------------
                                                             $       351,016
                                                             =================

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       NON PARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant  components of the
         changes  in  net  assets   relating   to  the   nonparticipant-directed
         investments is as follows:

                                                              December 31,
                                                         -----------------------
                                                            1999        1998
                                                         ---------- ------------
   Net Assets

     Terex Corporation Common Stock...................   $  633,745   $ 536,196




                                                        Year Ended December 31,
                                                                  1999
                                                        -----------------------
      Changes in Net Assets:

        Contributions                                    $  220,883
        Transfer from other plan........................     18,239
        Investment income and gain/loss.................        595
        Benefits paid to participants...................   (132,916)
        Net loan activity...............................     (2,394)
        Expenses paid...................................     (3,543)
        Transfers to participant-directed investments...     (3,315)
                                                        =====================
                                                         $   97,549
                                                        =====================


5.       INCOME TAX STATUS

         The Plan received a determination letter, dated July 31, 1996, that it met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore exempt from federal income taxation. Subsequently, the Plan has been amended. The Plan Administrator believes that the Plan, as amended, continues to be qualified and exempt from tax under Sections 401(c) and 401(k) of the IRC.


6.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed by the Trustees.

7.       SUBSEQUENT EVENT

         Effective February 1, 2000, the Plan was amended to change the investment manager of the Plan to Fidelity Management Trust Company ("Fidelity") from Mass Mutual. Except for certain amounts invested in Guaranteed Investment Contracts ("GICs"), all funds held by Mass Mutual were transferred to Fidelity.

TEREX CORPORATION AND AFFILIATES' 401(k)                        EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                     PLAN #006


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------



                          Description                    Fair Value /
                                                        Contract Value    Cost *
---------------------------------------------------------------------- ---------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund......  $ 1,483,252
   Mass Mutual Value Equity Fund......................      556,833
   Mass Mutual Destiny Aggressive Fund................      119,957
   Mass Mutual Destiny Conservative Fund..............      117,032
   Mass Mutual Destiny All Equity Fund................      256,924
   Mass Mutual Destiny Moderate Fund..................      120,464
   Mass Mutual Core Bond Fund.........................       23,172
   Mass Mutual International Equity Fund..............      168,282
   Mass Mutual Growth Fund............................      616,646
   Mass Mutual Small Cap Value Equity Fund............       76,348
   Mass Mutual Indexed Equity Fund....................      140,563
   Mass Mutual Main Street Fund.......................      105,130
   Mass Mutual Equity Growth Fund.....................       62,282
   Mass Mutual Blue Chip Fund.........................      347,908
   Mass Mutual Mid-Cap Growth.........................       61,098
   Mass Mutual MFS Growth Equity......................       42,284
                                                        ------------
       Total Mutual Funds.............................    4,298,175

COMMON STOCK:
   Terex Corporation Common Stock.....................      633,745    $ 460,746

LOANS TO PARTICIPANTS, AT INTEREST RATES
RANGING FROM 7.75% TO 10.50%, MATURING
THROUGH DECEMBER 31, 2004.............................      507,217
                                                        ------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES               $ 5,439,137
                                                        ============

* Cost information is provided only for nonparticipant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:


                                                          Number and
                                                            Type of    Realized
                  Description      Purchases    Sales   Transactions Gain/(Loss)
--------------------------------- ------------ -------- ------------ ----------


 Terex Corporation Common Stock.. $  324,116  $ 223,875        *    $    26,493


* Massachusetts Mutual Life Insurance Company, the Plan record keeper, cannot provide this information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      The Terex Corporation and Affiliates'
                                      401(k) Retirement Savings Plan for
                                      Represented Employees


                                        /s/ Joseph F. Apuzzo
                                      --------------------------------------

Date:  June 27, 2000                  By:      Joseph F. Apuzzo
                                               Chief Financial Officer
                                               Terex Corporation